Exhibit 99.5

DIN DYNAMIC LTD.

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2008

The Board of Directors of Din Dynamic Ltd.
Petach-Tikva, Israel

Re: Review of the unaudited, interim Financial Statements
for the period ended June 30, 2008

At your request, we have reviewed the interim balance sheet of Din Dynamic Ltd. as on June 30, 2008, and the condensed statement of operations, the statement of changes in shareholders’ equity and the condensed statement of cash flows for the six-month and three-month periods that ended on that date.

We conducted our review in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. Those procedures included, inter alia: reading of the aforesaid financial statements, the reading of minutes of the general assemblies of shareholders and of meetings of the board of directors and of board committee meetings, and the conducting of clarifications with those responsible for financial and accounting matters.

Since the review conducted was limited in scope and does not constitute an examination in conformance with generally accepted auditing standards, we are not expressing an opinion on the interim financial statements.

In these financial statements comparative figures relating to the period ended June 30, 2007 were not included, and profit per share data were also not presented.

When performing our review, nothing came to our attention that would indicate any need for material changes in the said statements in order for them to be able to be deemed financial statements prepared in conformance with International Financial Reporting Standard IAS-34 – Financial Reporting for Interim Periods, and in conformance with the provisions of Section D of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970.

We call attention to that stated in note 1.a. of the Interim Statements regarding initial adoption of the International Financial Reporting Standards (hereinafter – the IFRS) as of January 1, 2008; we also call attention to that stated in note 3 of the Interim Statements, regarding the restatement of the comparative figures appearing in these Interim Statements as on January 1, 2007, as on December 31, 2007 and for the year ended on that date, which had been originally prepared according to the generally accepted accounting principles in Israel, this in order to retroactively reflect therein the implementation of the IFRS, as required when adopting these standards for the first time.

Without qualifying our opinion, we call attention to that stated in note 4 of the Interim Statements regarding examination of the possibility of selling the Company’s operations.

Goldstein Sabu Tevet Certified Public Accountants

Tel-Aviv, August 21, 2008

DIN DYNAMIC LTD.

BALANCE SHEET

		As on June 30	As on December 31
		2 0 0 8	2 0 0 7
	Note	I L S t h o u s a n d s
		Unaudited	Audited

ASSETS

Current Assets
Cash and cash equivalents		489	486
Trade receivables		14,867	18,232
Other receivables and debit balances		4,840	5,461
Inventory		9,498	10,445

Total current assets		29,694	34,624

Noncurrent Assets
Deferred taxes		210	159
Reserve in excess of liabilities
for severance pay, net		392	1,476
Deposits		338	278
Fixed assets		4,623	4,528
Other assets		4,623	4,423

Total noncurrent assets		10,186	10,864

		39,880	45,488

	As on June 30	As on December 31
	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Audited

LIABILITIES AND EQUITY

Current Liabilities
Short-term credit and current maturities
of long-term loans	25,000	-
Suppliers and service-providers	3,029	4,027

Payables and credit balances	6,384	6,802

Total current liabilities	34,413	10,829

Equity	5,467	34,659

	39,880	45,488

The notes attached to the condensed financial statements constitute an integral part thereof

	Anat Shfecht	Ilan Ben-Dov
Approval date of the financial statements: August 21, 2008.	C.E.O.	Director

DIN DYNAMIC LTD.

STATEMENT OF OPERATIONS

	For the six-month period ended June 30	For the three- month period ended June 30	For the year ended December 31
	2 0 0 8	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Unaudited	Audited

Revenue from sales and services	68,077	34,436	138,180
Cost of sales and services	44,421	22,364	88,7036

Gross profit	23,656	12,072	49,477

Selling expenses	15,706	8,336	30,406
Administrative and general expenses	6,542	4,094	10,061

Operating income (loss), before financing income	1,408	(358)	9,010

Financing income	76	61	574
Financing expenses	(377)	34	(90)

	(301)	95	484

Profit (loss) before taxes on the income	1,107	(263)	9,494
Income taxes	277	(79)	2,420

Net profit (loss) for the period	830	(184)	7,074

Attributed to:
Shareholders of the Company	830	(184)	7,074

The notes attached to the condensed financial statements constitute an integral part thereof

DIN DYNAMIC LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital reserve	Surpluses	Total equity
	I L S t h o u s a n d s
	For the six-month period ended June 30, 2008
	Unaudited

Balance as on January 1, 2008	1	175	34,483	34,659

Changes during the period ended June 30, 2008:

Cost of share-based payments	-	(22)	-	(22)
Dividend distribution	-	-	(30,000)	(30,000)
Profit for the period	-	-	830	830

Balance as on June 30, 2008	1	153	5,313	5,467

	Share capital	Capital reserve	Surpluses	Total equity
	I L S t h o u s a n d s
	For the six-month period ended June 30, 2008
	Unaudited

Balance as on April 1, 2008	1	151	35,497	35,649

Changes during the period ended June 30, 2008:

Cost of share-based payments	-	2	-	2
Dividend distribution	-	-	(30,000)	(30,000)
Loss for the period	-	-	(184)	(184)

Balance as on June 30, 2008	1	153	5,313	5,467

	Share capital	Capital reserve	Surpluses	Total equity
	I L S t h o u s a n d s
	For the year ended December 31, 2007
	Audited

Balance as on January 1, 2007	1	144	27,409	27,554

Changes during the year ended December 31, 2007:

Cost of share-based payments	-	31	-	31
Profit for the year	-	-	7,074	7,074

Balance as on December 31, 2007	1	175	34,483	34,659

The notes attached to the condensed financial statements constitute an integral part thereof

DIN DYNAMIC LTD.

STATEMENT OF CASH FLOWS

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31
	2 0 0 8	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Unaudited	Audited

Cash flows deriving from current
operations (see Appendix A below)	5,888	5,376	6,867

Cash flows in investment activities

Realization of (investment in) long-term,
deposits net	(60)	(50)	9
Purchase of fixed assets	(825)	(241)	(283)
Investment and purchase of other assets	-	-	(65)

Total cash, net, used in investment activities	(885)	(291)	(339)

Cash flows in financing activities

Receipt (repayment) of short-term credit, net	25,000	25,000	(6,526)
Distribution of a dividend	(30,000)	(30,000)	-

Total cash, net, used in financing activities	(5,000)	(5,000)	(6,526)

Increase in cash and cash equivalents	3	85	2
Balance of cash and cash equivalents at the
beginning of the period	486	404	484

Balance of cash and cash equivalents at the end of
the period	489	489	486

The notes attached to the condensed financial statements constitute an integral part thereof

DIN DYNAMIC LTD.

APPENDICES TO THE STATEMENT OF CASH FLOWS

A.  Adjustments required in order to present the cash flows in the current operations

	For the six-month period ended June 30	For the three-month period ended June 30	For the year ended December 31
	2 0 0 8	2 0 0 8	2 0 0 7
	I L S t h o u s a n d s
	Unaudited	Unaudited	Audited

Profit (Ioss) during the account period	830	(184)	7,074

Expenses (income) not involving cash flows:
Depreciation and amortizations	762	516	957
Increase (decrease) in liabilities for severance
pay, net	1,084	764	(864)
Increase in deferred taxes	(51)	(6)	(3)
Cost of share-based payments in the Company, net	(22)	2	31

	2,603	1,092	7,195

Changes in assets and liabilities items:
Decrease in trade receivables	3,365	1,256	3,167
Decrease (increase) in other receivables and
debit balances	(33)	3,079	(4,358)
Decrease (increase) in inventory	947	(742)	488
Increase (decrease) in suppliers and
service-providers	(576)	599	1,386
Increase (decrease) in payables and credit
balances	(418)	92	(1,011)

	3,285	4,284	(328)

Total cash, net, deriving from current operations	5,888	5,376	6,867

B. Operations other than in cash:

1.	During the report period, fixed assets and other assets were purchased with supplier credit totalling ILS 162 thousand (2007 – ILS 584 thousand).

2.	During the report period, fixed assets and other assets were purchased from the parent company against a reduction of the balance of the parent company’s debt at the sum of ILS 654 thousand.

The notes attached to the condensed financial statements constitute an integral part thereof

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 1	–	GENERAL

A.	Initial adoption of the International Financial Reporting Standards

These financial statements have been prepared for the first time in conformance with the International Financial Reporting Standards (hereinafter – the IFRS) in a condensed format as on June 30, 2008, and for the periods of six months and three months ended on that date (hereinafter – the Interim Statements). The comparative figures relating to the entire year of 2007 are also presented in conformance with the IFRS.

The IFRS are standards and clarifications that have been adopted by the International Accounting Standards Committee, and they include international financial reporting standards, international accounting standards (IAS), as well as clarifications prescribed by the International Financial Reporting Interpretations Committee (IFRIC) or by the committee that preceded it for interpretation of international accounting standards (SIC).

The Company adopted the IFRS for the first time as of January 1, 2008, and therefore, the transition date for reporting in conformance with the IFRS is January 1, 2007. Prior to adopting the IFRS, the Company had prepared its financial statements in conformance with the generally accepted accounting principles in Israel. The Company’s last annual financial statements in conformance with generally accepted accounting principles in Israel were prepared as on December 31, 2007, and for the year ended on that date.

B.	Format for preparing the Interim Statements

The Interim Statements have been prepared in conformance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in the International Financial Reporting Standard IAS 34 (“Financial Reporting for Interim Periods”), as well as in conformance with the requirements of the pronouncement in section D of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970.

These Interim Statements should be read in the context of the annual financial statements, the notes of which contain detailed information not included in the Interim Statements.

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES

In accordance with the directives of the Securities Authority from May 2008, these Interim Statements include a full note regarding the significant accounting principles applied during the preparation of the Interim Statements in conformance with the IFRS, at the scope equivalent to that required in the annual financial statements.

Information is presented in note 3 hereunder regarding the adjustment between the reporting in previous periods according to the generally accepted accounting principles to reporting, in the current Interim Statements, according to the IFRS.

The IFRS that shall be in effect or that shall be adoptable early when preparing the financial statements for the entire year of 2008 are subject to changes and to pronouncements during the course of the year. Therefore, they cannot be affixed now with certainty. Accordingly, changes are possible in the accounting principles being applied, as these shall be described in this note when the annual financial statements are prepared.

A.	Reporting basis in the financial statements

The Company’s financial statements have been prepared on the basis of historic cost, with the exception of various assets and liabilities, which are presented according to their fair value, as specified below.

Nonmonetary assets in Israel (mainly fixed assets and other assets), and equity items, were measured according to the historic cost, adjusted for changes in the consumer price index, this until December 31, 2003.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

B.	The Functional and Presentation Currency

1.	The Functional Currency

Items included in the Company’s financial statements are measured on the basis of the currency reflecting the economic environment in which the Company operates, and from which the majority of its operations is influenced (hereinafter – the Functional Currency).

According to the IFRS, the Company’s Functional Currency is the new Israeli shekel.

2.	Translation of transactions and balances

Transactions in a currency other than the Functional Currency are translated into the Functional Currency on the basis of the exchange rates correct to the transaction execution date. Exchange rate differentials deriving from settling of transactions as stated and deriving from translations of sums of financial assets and liabilities quoted in foreign currency on the basis of the end-of-period rates, are allocated to the statements of operations.

3.	The Presentation Currency

The Company presents its financial statements in new Israeli shekels (hereinafter – the Presentation Currency), this, in conformance with the provisions of the Securities Regulations (Preparation of Annual Financial Statements), 5753 – 1993.

C.	Reclassification

Certain items included in the comparative figures for previous periods in the financial statements have been reclassified, this in order to faithfully reflect the classification of those items in the current financial statements.

D.	Estimates

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires the Management of the Company to use estimates, to make assessments and assumptions that affect the reported sums relating to assets and liabilities, and to contingent assets and liabilities as on the date of the Financial Statements, as well as the income and expense data during the periods being reported. The actual results could differ from those estimates and assessments.

E.	Cash and cash equivalents

Cash and cash equivalents Include cash balances or deposits for withdrawal on demand. Overdrafts from banking corporations, which must be covered upon demand and which constitute an integral part of the group’s cash management, are included as a component of cash and cash equivalents for the purposes of reporting the cash flows only.

F.	Provision for doubtful debts

The provision for doubtful debts is calculated specifically in respect of those debts whose collection, in the opinion of the Company’s Management, is doubtful.

G.	Inventory

The inventory is assessed at cost, on the basis of “first in – first out” or net realization value, whichever is lower. Net realization value is an estimate of the selling price during the ordinary course of business, less an estimate of the completion costs and the costs required to execute the sale.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

H.	Fixed assets

1.	The assets are presented at cost. Improvements and renovations are allocated to the cost of the assets, while current maintenance and repair costs are allocated to the profit and loss account.

2.	Depreciation is calculated according to the “straight line” method, on the basis of the duration of the estimated use of the assets.

The annual depreciation rates are:

%

Instruments and equipment	7 - 25
Office furniture and equipment	7 - 15
Computers and peripheral equipment	33
Improvements in the rented premises	7

3.	The retained value and the duration of the period of use of each asset are examined, at the very least, at the end of every year. The changes are handled as a change in the accounting estimate from here on. The need for recording a provision for asset impairment is also examined (see clause J. hereunder).

I.	Other assets

1.	Rental rights in stores as well as goodwill from the acquisition of operations are presented at cost. The rental rights are depreciated at annual rates of 10%-12.5% per annum, according to the expected period of economic benefit

2.	Software and licenses are presented at cost. The assets are depreciated at the annual rate of 33% per annum, according to the expected period of economic benefit.

J.	Asset impairment

The Company periodically examines the need for recording a provision for asset impairment, this in order to ensure that its assets, including fair value adjustments of other fixed assets, are not presented at sums exceeding their recoverable amounts, which is the higher of the net selling price and the present value of the estimated future cash flows expected to derive from the use of the assets and the realization thereof. A recognized loss is eliminated only when changes occur in the estimates used to determine the recoverable amount of the asset.

K.	Deferred taxes

The deferred taxes are computed in respect of timing differences between the sums included in the financial statements and the sums taking into account for tax purposes. The deferred tax balances are computed according to the tax rate expected to apply when these taxes are transferred to the statement of operations, as they are known when the financial statements are being prepared.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

L.	Share-based payments

The cost of benefits to employees that are cleared with capital instruments, such as shares or options convertible into shares of the Company and/or of the parent company, are measured according to the fair value of the capital instruments on the date they are granted. An additional expense is allocated if a change is made in the conditions of the arrangement, which increases its overall fair value. The cost is allocation to the profit and loss account of the Company, simultaneously with a corresponding increase in its equity, this over the period that the service conditions exist, a period ending on the date that the employees are entitled to receive a remuneration (qualification period).

M.	Liability for severance pay, net

The Company’s compensation plan falls under the scope of a “defined benefit plan,” as this term is defined in the standards. Therefore, the liability for severance pay deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future pay hikes and the employee turnover rate. The measurement is done on the basis of capitalization of the anticipated future cash flows according to the interest rates of high-ranking shekel concern bonds, when the payment date approaches the liabilities period associated with the severance benefits. In addition, the reserves for severance pay are measured according to their fair value.

N.	Income recognition

Revenue from product sales are included when the products are supplied. Revenue from service fees are included when the service is provided, or in the instance of a service contract, over the lifetime of the contract.

O.	Presentation of operations between a corporation and a controlling shareholder therein

Assets and liabilities in respect whereof a transaction was executed with a controlling shareholder are measured according to their fair value on the transaction date. The difference between the fair value and the actual consideration is allocated to equity.

P.	Disclosure regarding new IFRS in a period prior to the application thereof

1.	IAS 23 (amended) – credit costs

The amendment of this standard eliminates the possibility of allocating credit costs as expenses to the statement of operations, and requires the reporting corporation to capitalize the associated credit costs directly to the acquisition and establishment or manufacturing costs of the asset.

The amended standard shall apply as of the financial statements for the year beginning January 1, 2009. Early adoption is possible.

According to the Company’s assessments, the said amendment will not have any impact on its financial position, results of operations and cash flows.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

P.	Disclosure regarding new IFRS in a period prior to the application thereof (continued)

2.	IAS 1 (amended) – presentation of financial statements

Pursuant to the amendment of IAS 1, another, separate statement must also be presented –“statement of comprehensive income,” in which, besides the total net profit taken from the statement of operations, all items allocated during the report period directly to equity and not deriving from transactions with the shareholders as shareholders (other comprehensive income) must also be presented, such as adjustments deriving from the translation of financial statements, fair value adjustments to financial assets classified as available for sale, adjustments to a reserve for reassessment of fixed assets and the like, as well as the tax implications on these items, which are also allocated directly to equity. Alternatively, the other comprehensive income items may be presented together with profit and loss items in a single statement called “statement of comprehensive income,” which is to be presented in lieu of the statement of operations. Only those items allocated to equity deriving from transactions with the shareholders as shareholders (such as capital issues, dividend distributions and the like) are to be presented in the statement of changes in shareholders’ equity, as well as the total line, which is to be transferred from the statement of comprehensive income.

The amendment also prescribes that in instances of a change in the comparative figures as a result of a change in an accounting principle that is being retroactively applied, restatement or reclassification, a balance sheet must also be presented for the beginning of the period of the comparative figures in respect whereof a change was made.

The amendment of IAS 1 shall apply with respect to the annual financial statements for the periods beginning January 1, 2009, with the comparative figures being restated. Early adoption is possible.

The effect of the amendment of IAS 1 will require the Company to issue the disclosure required as stated in the financial statements.

3.	IFRS 2 (amended) – share-based payments

Pursuant to the amendment of IFRS 2 (hereinafter – the Amended Standard), definition of maturity conditions shall only include service conditions and performance conditions, while clearing of a grant that includes conditions other than maturity conditions, whether by the Company or by the other party, is to be handled by way of accelerating the maturity and not by forfeiture. The Amendment is to be retroactively applied in relation to the financial statements for the periods beginning January 1, 2009. Early adoption is possible.

Maturity conditions include service conditions, requiring the other party to complete a defined service period, while performance conditions require the meeting of defined performance targets. Conditions that are not within the scope of service or performance conditions shall be deemed conditions that are not maturity conditions, and therefore, must be taken into account in the fair value estimate of the instrument being granted.

The company examines the impact of the Amended Standard on its financial statements, but cannot, at this stage, assets its effects.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 2	–	SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

P.	Disclosure regarding new IFRS in a period prior to the application thereof (continued)

4.	IAS 32 – financial instruments: presentation, and IAS 1 – presentation of financial statements

The amendment of IAS 32 changes the definition of a financial liability, a financial asset and a capital instrument, and prescribes that particular financial instruments, realizable by the holder thereof, are to be classified as capital instruments.

The provisions of this amendment shall apply with respect to annual reporting periods beginning January 1, 2009. Early adoption is possible. At this stage, the Company Management cannot estimate the implication of application of the clarification on its financial position and operating results.

5.	Improvements in the 2008 International Financial Reporting Standards

In May 2008, the IASB promulgated a series of improvements to the international financial reporting standards.

Within the scope of the improvements, amendments were made to a portion of the standards, which revise the method of presentation, recognition and measurement of various items in the financial statements.

In addition, various corrections were made to terms, which have a negligible effect, if any, on the financial statements.

Most of the amendments will come into effect as of the annual reporting period beginning January 1, 2009 or thereafter, with early adoption possible. The majority of the amendments shall be applied by way of retroactively adjusting the comparative figures.

According to the Company’s assessments, the impact of the amendments on the financial statements is not expected to be material.

S.	Indexed balances and balances in or linked to foreign currency

1.	Balances in or linked to foreign currency are included in the financial statements according to the representative rates of exchange. Balances linked to the consumer price index are included on the basis of the appropriate index for each linked asset or liability.

2.	Following are data regarding the consumer price index and the representative rate of exchange of the U.S. dollar:

End of the period	Consumer Price Index	Exchange rate of USD 1
	Points (*)	ILS

June 2008	116.3	3.35

December 2007	113.6	3.85

Rate of change during the period of	%	%

six months ended June 30, 2008	2.4	(12.8)

year ended December 31, 2007	3.4	(9.0)

(*) according to the index published in respect of the month ended on the balance-sheet date on the basis of: 2000 average = 100 points.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 3	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS

A.	General

As described in note 1.A., these Interim Statements are the Company’s first Interim Financial Statements in conformance with the IFRS. The Company initially adopted the IFRS in 2008, and therefore, the transition date to reporting in conformance with the IFRS is January 1, 2007. The Company prepared an opening balance sheet as on the transition date, from which the reporting pursuant to the IFRS shall begin.

Prior to adopting the IFRS, the Company prepared its financial statements according to the generally accepted accounting principles in Israel. The first annual financial statements pursuant to the IFRS shall be as on December 31, 2008 and for the year ended on that date.

Accordingly, the Company is presenting the following adjustments between the reporting in conformance with generally accepted accounting principles in Israel and reporting in conformance with the IFRS as on January 1, 2007 (the transition date to reporting pursuant to the IFRS), as on December 31, 2007 and for the year ended on that date.

As a rule, IFRS 1, regarding initial adoption of the IFRS, prescribes that application of the IFRS in the opening balance sheet as on the transition date to reporting in conformance with the IFRS is to be performed retroactively (always).

B.	Details of the selected allowances

Following are details of the allowances that the Company chose pursuant to IFRS 1, and for which the Company is not retroactively applying the transition to reporting in conformance with the IFRS:

(1)	Business combinations

The Company is applying the provisions of IFRS 3 only in respect of business combinations that transpired after January 1, 2007. Therefore, goodwill and cost surpluses created when the businesses were combined (including business combinations under joint control), which transpired prior to this date with respect to the acquisition of consolidated subsidiaries and investee companies and the acquisition of a minority interest, were not handled in conformance with IFRS 3, but rather were presented as they were handled in conformance with the generally accepted accounting principles in Israel.

(2)	Benefits to employees

The Company applies the straight-line method for handling actuarial profits and losses, and exercised the allowance whereby the balance of deferred actuarial profits and losses were recognized as on the transition date.

(3)	Share-based payment transactions

Share-based payments granted prior to November 7, 2002 or which matured by January 1, 2007 are not being handled retroactively in conformance with the provisions of IFRS 2.

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 3	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

C.	Impact of the transition to the IFRS

1. Balance-sheet adjustments

		January 1, 2007			December 31, 2007
		Israeli standards	Effect of transition to the IFRS	IFRS standards	Israeli standards	Effect of transition to the IFRS	IFRS standards
	Note	I L S t h o u s a n d s			I L S t h o u s a n d s
		Audited			Audited

Current assets
Cash and cash equivalents		484	-	484	486	-	486
Trade receivables		21,399	-	21,399	18,232	-	18,232
Other receivables and debit balances	2	1,259	(156)	1,103	5,620	(159)	5,461
Inventory		10,933	-	10,933	10,445	-	10,445

Total current assets		34,075	(156)	33,919	34,783	(159)	34,624

Noncurrent assets
Deferred taxes	2	-	156	156	-	159	159

Surplus reserve for severance pay, net	1	67	545	612	850	626	1,476
Deposits		287	-	287	278	-	278
Fixed assets		4,761	-	4,761	4,528	-	4,528
Other assets		4,445	-	4,445	4,423	-	4,423

Total noncurrent assets		9,560	701	10,261	10,079	785	4,423

Total assets		43,635	545	44,180	44,862	626	45,488

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 3	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

C.	Impact of the transition to the IFRS (continued)

1. Balance-sheet adjustments (continued)

		January 1, 2007			December 31, 2007
		Israeli standards	Effect of transition to the IFRS	IFRS standards	Israeli standards	Effect of transition to the IFRS	IFRS standards
	Note	I L S t h o u s a n d s			I L S t h o u s a n d s
		Audited			Audited

Current liabilities
Short-term credit and current maturities of long-term loans		6,526	-	6,526	-	-	-
Suppliers and service-providers		2,287	-	2,287	4,027	-	4,027
Payables and credit balances		7,813	-	7,813	6,802	-	6,802

Total current liabilities		16,626	-	16,626	10,829	-	10,829

Equity
Share capital		1	-	1	1	-	1
Capital reserve		144	-	144	175	-	175
Surpluses		26,864	545	27,409	33,857	626	34,483

Total equity		27,009	545	27,554	34,033	626	34,659

Total liabilities and capital		43,635	545	44,180	44,862	626	45,488

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 3	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

C.	Impact of the transition to the IFRS (continued)

2. Profit or loss adjustments

		For the year ended December 31
		Israeli standards	Effect of transition to IFRS standards	IFRS standards
	Note	I L S t h o u s a n d s
		Audited

Revenue from sales and services		138,180	-	138,180
Cost of sales and services		88,703	-	88,703

Gross profit		49,477	-	49,477

Selling expenses		30,406	-	30,406
Administrative and general expenses		10,061	-	10,061

		40,467	-	40,467

Operating profit before financing		9,010	-	9,010
Financing income	1, 3	403	171	574
Financing expenses	3	-	(90)	(90)

Profit before taxes on income		9,413	81	9,494
Taxes on income		2,420	-	2,420

Net profit		6,993	81	7,074

Attributed to:
Shareholders of the Company		6,993	81	7,074

DIN DYNAMIC LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

AS ON JUNE 30, 2008

NOTE 3	–	ADJUSTMENT BETWEEN REPORTING IN CONFORMANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND REPORTING IN CONFORMANCE WITH THE IFRS (continued)

D.	Notes for adjustment of the balance sheet and the profit or loss

Effects that received expression during adoption of new accounting standards in Israel in 2007:

1.	Liability for severance pay, net

According to generally accepted accounting principles in Israel, the liability for severance pay is measured on the basis of the number of years of employment being multiplied by the last monthly salary of the employee (one monthly salary for each year of employment) as on every balance-sheet date, and the reserves for compensation that accumulated against it were measured according to their redemption values as on every balance-sheet date, without taking into account the capitalization rates, the wage cost rates and future severances. In addition, the liabilities in respect of vacation pay and sick pay were calculated based on estimated utilization and redemption, respectively.

All of the liabilities in respect of severance pay are calculated, in conformance with the international standard, according to the provisions of IAS 19 “Benefits to Employees” (hereinafter – IAS 19). According to the provisions of IAS 19, the Company’s compensation plan falls within the scope of a “Defined Benefit Plan,” which is specified in IAS 19. Therefore, the liability for severance pay deriving from the plan is measured on an actuarial basis and takes into account, inter alia, estimates of future wage costs and of employee turnover rates. The measurement is done on the basis of capitalization of the expected future cash flows, according to the interest rates of high-ranking shekel concern bonds, when the payment date approaches the liabilities period associated with the severance benefits. In addition, the reserves for compensation are measured according to their fair value.

2.	Deferred taxes

According to generally accepted accounting principles in Israel, deferred tax assets were classified as current assets or as noncurrent assets, according to the classification of the assets that generated the tax. According to the IFRS, deferred tax assets are classified as noncurrent assets, even if the realization date is forecasted in the short term.

3.	Financing income and expenses

According to generally accepted accounting principles in Israel, financing income and expenses, net, were presented in the statement of operations. According to the IFRS, they must be presented separately.

NOTE 5	–	EVENTS SUBSEQUENT TO THE BALANCE-SHEET DATE

On August 6, 2008, the parent company advised that its Management was authorized to examine the possibility of selling the Company’s operations to the public company, Scailex Corporation Ltd. (hereinafter – Scailex), whose controlling shareholder is the parent company, and to enter negotiations with Scailex in this regard.